Fusion Fuel Green PLC

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Tel.: +353 1 920 1040

November 5, 2020

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fusion Fuel Green PLC Amendment No. 3 to Registration Statement on Form F-4 Filed October 29, 2020 File No. 333-245052

Ladies and Gentlemen:

Fusion Fuel Green PLC (“Parent”) hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 3, 2020, relating to the above-referenced Amendment No. 3 to Registration Statement on Form F-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold, and set forth the response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form F-4

Anticipated Material U.S. Federal Income Tax Consequences to HL and HL’s Securityholders

U.S. Holders, page 91

1.	We note that you have filed a short-form opinion as Exhibit 8.1, which states that the legal conclusions set forth under “Anticipated Material U.S. Federal Income Tax Consequences to HL and HL’s Securityholders” constitute the opinion of counsel. Although you disclose that the parties “have structured” the Transactions to take the form of an exchange and that no assurance can be given that the Internal Revenue Service or the courts “will agree” that the Merger qualifies as a tax-free reorganization, the disclosure in this section continues to state that the merger “may” qualify as a “reorganization” within the meaning of Section 368 of the Code. Please revise your disclosure to clearly identify and articulate the opinion being rendered by counsel. If there is a lack of authority directly addressing the tax consequences of the Transactions, conflicting authority or significant doubt about the tax consequences of the Transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and should discuss the degree of uncertainty. For guidance, refer to Staff Legal Bulletin 19.

We have revised the disclosures on the cover page and pages 21 and 91 of the Registration Statement, as requested.

Beneficial Ownership of Securities, page 165

2.	Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Jeffrey Schwarz Children’s Trust in your beneficial ownership table.

We have added the disclosure to page 166 of the Registration Statement, as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves, Secretary